SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2006

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold Acquires 51% of Seret, Leading Israeli Film Portal dated January 17, 2006.

                                                                          ITEM 1

Press Release                                              Source: Internet Gold

Internet Gold Acquires 51% of Seret, Leading Israeli Film Portal

Tuesday January 17, 1:33 am ET

PETACH TIKVA, Israel, Jan. 17 /PRNewswire-FirstCall/ -- Internet Gold, (Nasdaq:
IGLD - News) today announced that its fully-owned subsidiary GoldMind has acquired 51% of the shares of Seret Israel's Movies Portal Ltd., the owner and operator of seret.co.il, a leading Israeli film portal. The remaining 49% of the company will continue to be held by the portal's founder.

In operation since 2000 Seret offers comprehensive information to movie fans in Israel, including current film showing times, professional and peer movie reviews, Hollywood gossip, chat, multi-player games etc. In addition, the site allows movie-goers to purchase their tickets online. With about 5 million page-views in December, the portal's business model includes the sale of online advertising as well as ticket sale commissions. During December 2005, about 1 million unique users visited the site.

Commenting on the news, Eli Holtzman, CEO of Internet Gold, said, "This acquisition is a direct continuation of our efforts of the past two years to establish and expand Internet Gold's positioning as Israel's #1 Internet Media Group. Internet advertising has grown strongly in the past year and we continue working on expanding the range of highly-targeted page views that we can offer our customers. Seret will strengthen our holdings in the area of entertainment and leisure, a high-growth segment that we believe has only begun to demonstrate its revenue-generating power."

About Internet Gold

Internet Gold is a group of communications companies that provide Internet access and related value-added services, international telephony, e-advertising, content and e-Commerce services throughout Israel under the brand name "smile". The broad range and popularity of these services have established Internet Gold as one of Israel's leading Internet Communications groups.

The Internet Gold Group includes four subsidiaries. MSN-Israel, its 50.1% owned joint-venture with Microsoft Corp. (49.9% owned), provides Microsoft- branded Search, Instant Messaging, Hotmail and a variety of portal services. Internet Gold International, a fully-owned subsidiary, provides international Internet and communication services. GoldMind, a fully-owned subsidiary, provides value-added services to Internet subscribers. GoldTrade, the Group's fully-owned e-Commerce subsidiary, operates e-Commerce sites.

For additional information about Internet Gold, please visit its Website at http://www.igld.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

     For further information, please contact:

     Marybeth Csaby
     KCSA Worldwide
     212-896-1236

     In Israel:
     Meirav Be'eri
     Investor Relations
     +972-3-516-7620

     Internet Gold
     Idit Azulay
     +972 3 939-9848
     idita@co.zahav.net.il




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                     (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer



Date:  January 17, 2006